EXHIBIT 14
                                 CODE OF CONDUCT


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          EXHIBIT 14.1 MACHINETALKER, INC. - CORPORATE CODE OF CONDUCT

MachineTalker, Inc. is a corporate entity that is responsible for the physical and financial well-being of its community, its employees, its customers and its shareholders. Each individual person involved in the operation of this company is called upon to maintain this obligation.

This Corporate Code of Conduct has been adopted by the Board of Directors to provide a guideline for conducting company business in a manner to support our collective responsibility and to maintain our reputation for holding to the highest standards of honesty and integrity.


RESPONSIBILITIES OF DIRECTORS, OFFICERS AND EMPLOYEES

All individuals who represent this Company must:

A. Conduct themselves and company business with honesty and integrity, avoiding both actual and apparent conflicts of personal or professional interests.

B. Promote ethical behavior in the work environment as a responsible partner among peers.

C. Comply with laws, rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies that govern our business. While it is difficult to know the details of these laws, it is important to know enough to determine when to seek advice from work team leaders or other appropriate management personnel.

D. Promptly report dishonest, unethical or illegal activities by other employees to appropriate parties within the Human Resources, Legal or other appropriate departments.

E. Provide full, fair, accurate, timely and understandable reporting and disclosure in documents prepared for shareholders or filed with the SEC or in any other public communication.

F. Responsibly use and control all tangible and intangible assets and resources employed or entrusted from the company. We are obliged to respect the confidentiality of information acquired in the course of our work.

G. Comply with this Code of Conduct knowing that failure to do so may result in disciplinary action up to and including termination of employment.


REPORTING AND ENFORCEMENT

Any person involved in the operation of this Company who suspects possible violations of this Code of Conduct or other corporate policies or laws, including those pertaining to government contracting, has the responsibility to disclose such violation to the Management or the Board of Directors. Such reporting will be handled confidentially and there will be no form of reprisal for doing so. The Company will investigate fully all matters related to alleged violations and take appropriate action.